UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

CALCULATION OF FILING FEE

TransactionValuation(1)	Amount of Filing Fee(2)
$1,069,696,661.50	$59,689.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 93,017,101 shares of common stock, par value $0.001 per share of Wind River Systems, Inc. (the “Seller”), including the associated rights to purchase shares of the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Seller, at a purchase price of $11.50 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 76,892,405 shares of common stock of the Seller that were issued and outstanding as of May 31, 2009; (ii) 9,819,686 shares of common stock of the Seller potentially issuable upon conversion of outstanding in-the-money stock options as of May 31, 2009, (iii) 3,173,360 shares of common stock subject to outstanding restricted stock units as of May 31, 2009, (iv) 2,931,650 shares of common stock were reserved for issuance under the under the employee stock purchase plan of the Seller as of May 31, 2009, and (v) 200,000 shares of common stock subject to outstanding performance share awards as of May 31, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued by the Securities and Exchange Commission on March 11, 2009, by multiplying the transaction value by .00005580.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,689.07	Filing Party: Intel Corporation and APC II Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: June 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on June 12, 2009 by (i) APC II Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Company Shares”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”) of Wind River Systems, Inc., a Delaware corporation (the “Seller” ), at a purchase price of $11.50 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 3.	Identity and Background of Filing Person.

The third and fourth entries under the caption “Officers” on Schedule I of the Offer to Purchase are hereby amended by restating such entries as follows:

OFFICERS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Sean M. Maloney

2008 – present, Executive VP, Chief Sales and Marketing Officer

2006 – 2008, Executive VP, GM of Sales and Marketing Group, Chief Sales and Marketing Officer

2005 – 2006, Executive VP, GM of Mobility Group

2001 – 2005, Executive VP, GM of Intel Communications Group

Member of Autodesk, Inc. Board of Directors

Joined Intel in 1982

Citizen of the United Kingdom

David Perlmutter

2007 – present, Executive VP, GM of Mobility Group

2005 – 2007, Senior VP, GM of Mobility Group

2005 – VP, GM of Mobility Group

2000 – 2005, VP, GM of Mobile Platforms Group

Joined Intel in 1980

Citizen of the State of Israel

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Exhibit Name
(a)(5)(C)	Form of Letter to Participants in the Wind River Systems, Inc. 401(k) Plan.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APC II Acquisition Corporation

Date: June 16, 2009	By:	/s/ Tiffany D. Silva
	Name:	Tiffany D. Silva
	Title:	Secretary

Intel Corporation

Date: June 16, 2009	By:	/s/ Cary I. Klafter
	Name:	Cary I. Klafter
	Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

CERTIFICATE OF RESOLUTIONS REGARDING SIGNATURE AUTHORITY OF INTEL CORPORATION

I, Teresa L. Remillard, duly appointed and acting Assistant Secretary of Intel Corporation, a Delaware corporation (the “Corporation”), do hereby certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of the Corporation at a meeting duly called and held on May 19, 2009, at which a quorum was present at all times, and that such resolutions have not been amended or rescinded and are still in full force and effect:

RESOLVED, that the Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President and President, Intel Capital, the Chief Financial Officer, the Secretary, the General Counsel or the Treasurer, (the “Authorized Officers”), or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to execute and deliver such agreements, documents, instruments and certificates as appropriate and desirable to evidence the terms and conditions of the Transaction (collectively, the “Definitive Agreements”); and be it further

RESOLVED, that the Authorized Officers or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to do any and all further things that may be necessary or advisable to carry out and effectuate the Transaction and these resolutions and to fully to perform the obligations of the Corporation under the Definitive Agreements and the Related Agreements, including, without limitation, cause to be prepared and to execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) a Tender Offer Statement and/or a registration statement to register the Corporation’s common stock, if any, to be issued in connection with the Transaction and/or assumption of options or other convertible securities to be assumed in connection with the Transaction; and be it further

RESOLVED, that the appropriate officers of the Corporation or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to prepare and make any public announcement or make such filings with the Commission or applicable stock exchange regarding the Transaction that any appropriate officer of the Corporation deems necessary or appropriate.

IN WITNESS WHEREOF, I have executed this certificate this 16th day of June, 2009.

By:	/s/ Teresa L. Remillard
Name:	Teresa L. Remillard
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated June 11, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Intel Corporation and Wind River Systems, Inc. on June 4, 2009, incorporated herein by reference to the Schedule TO filed by Intel Corporation on June 4, 2009.*
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on June 11, 2009.*
(a)(5)(C)	Form of Letter to Participants in the Wind River Systems, Inc. 401(k) Plan.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, by and among Intel Corporation, APC II Acquisition Corporation and Wind River Systems, Inc., dated June 4, 2009.*
(d)(2)	Tender and Support Agreement, by and among Intel Corporation, APC II Acquisition Corporation and certain stockholders of Wind River Systems, Inc. listed on Annex I thereto, dated June 4, 2009.*
(d)(3)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Kenneth R. Klein, dated June 4, 2009.*
(d)(4)	Non-Competition Agreement, by and among Intel Corporation, Wind River Systems, Inc. and Kenneth Klein, dated June 4, 2009.*
(d)(5)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Ian Halifax, dated June 4, 2009.*
(g)	Not applicable.
(h)	Not applicable.

*	Filed Previously